UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          EXIDE ELECTRONICS GROUP, INC.
             (Exact name of registrant as specified in its charter)

          Delaware
(State or other jurisdiction                  3698                 22-2231834
    of incorporation or           (Primary Standard Industrial  (I.R.S. Employer
        organization)                      Code Number            Identification


                               8521 Six Forks Road
                          Raleigh, North Carolina 27615
                                 (919) 872-3020
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


 Nicholas J. Costanza, Esq.                 With copies to:
 Vice President and Chief Legal Counsel     Brad S. Markoff
 Exide Electronics Group, Inc.              Smith Helms Mulliss & Moore, L.L.P.
 8521 Six Forks Road                        316 W. Edenton Street
 Raleigh, North Carolina 27615              Raleigh, North Carolina 27603
 (919) 872-3020                             (919) 755-8700
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)


Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective, as determined by market conditions.

  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans please check the following
box.   _______

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than the securities offered only in connection with dividend or
interest reinvestment plans, check the following box.    X
                                                      -------
  If this form is filed to register additional securities for an offering pursuant to Rule 464(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. _______

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.   _______

  If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.   _______

-----------------------------------------------------------------------------------------------------------------------------------
                                                  CALCULATION OF REGISTRATION FEE
----------------------------------- ------------------ --------------------------- -------------------------- ---------------------
          Title of Each                                Proposed Maximum Offering       Proposed Maximum
       Class of Securities              Amount to                Price                     Aggregate                Amount of
         to be Registered             be Registered             Per Unit                Offering Price           Registration Fee
----------------------------------- ------------------ --------------------------- -------------------------- ---------------------
Common Stock                             641,024                 $20.125                   $12,900,608                 $4,449
----------------------------------- ------------------ --------------------------- -------------------------- ---------------------

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS
--------------------------------------------------------------------------------
                          EXIDE ELECTRONICS GROUP, INC.
                         641,024 Shares of Common Stock

           This Prospectus relates to the offering of up to 641,024 shares of common stock, $0.01 par value ("Common Stock"), of Exide Electronics Group, Inc. ("Exide Electronics" or the "company") by the holders of shares of Common Stock entitled to offer such shares by this Prospectus (the "Selling Stockholders") pursuant to Registration Rights Agreements, dated as of September 29, 1994 (collectively, the "Registration Rights Agreements"), entered into in connection with the company's acquisition of GS Electronics Limited ("GSE") on that date (the "GSE Transaction"), and pursuant to a Preferred Stock Purchase Agreement, dated July 10, 1992, as supplemented by a Preferred Stock Purchase Agreement dated December 10, 1992 (collectively, the "Preferred Stock Agreement"), both between the company and Japan Storage Battery Co., Ltd. ("JSB"), under which JSB purchased 5,100 shares of the company's Series D Convertible Preferred Stock and 4,900 shares of the company's Series E Convertible Preferred Stock (the "JSB Transaction"). This Prospectus has been prepared by the company pursuant to the Registration Rights Agreements and the Preferred Stock Agreement. See "Selling Stockholders" and "Plan of Distribution."

           The Common Stock is traded on the Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "XUPS". On November 1, 1995, the closing price of the Common Stock on the Nasdaq National Market was $20.50 per share.

           The shares of Common Stock may by offered and sold from time to time by the Selling Stockholders directly or through broker-dealers or underwriters who may act solely as agents, or who may acquire shares as principals. The distribution of the shares may be effected in one or more transactions that may take place through the Nasdaq National Market or any national securities exchange on which the Common Stock is approved for listing in the future, including block trades or ordinary broker's transactions, or through privately negotiated transactions, or through an underwritten public offering, or through a combination of any such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specially negotiated brokerage fees or commissions may be paid by the Selling Stockholders in connection with such sales. See "Plan of Distribution."

           To the extent required, the specific shares of Common Stock to be sold, the names of the Selling Stockholders, purchase price, public offering price, the names of any such agent, dealer or underwriter, and any applicable commission or discount with respect to a particular offering will be set forth in an accompanying Prospectus Supplement. The aggregate proceeds to the Selling Stockholders from the Common Stock will be the purchase price thereof less the aggregate agents' commissions and underwriters' discounts, if any, and other expenses of distribution not borne by the company. The company will receive none of the proceeds from the sale of any of the shares in this offering, but has agreed to bear certain expenses of registration of the Common Stock under the federal and state securities laws (currently estimated to be $60,000), and of any offering and sale hereunder not including certain expenses such as commissions and discounts of underwriters, dealers or agents.

  See "Risk Factors" for information that should be considered by prospective purchasers.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION ("COMMISSION") OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.


           The date of this Prospectus is November 3, 1995.

  No person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates or any offer to or solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

                              AVAILABLE INFORMATION

         Exide Electronics is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied, at prescribed rates, at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, Room 1024, and at the Commission's New York Regional Office at Seven World Trade Center, New York, New York 10048 and at the Commission's Chicago Regional Office at Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material also can be obtained at prescribed rates by writing to the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

         The company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This prospectus ("Prospectus"), which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and in the exhibits and schedules hereto. For further information with respect to the company and such Common Stock, reference hereby is made to such Registration Statement, exhibits and schedules. The Registration Statement may be inspected without charge at, or copies obtained upon payment of prescribed fees from, the Commission and its regional offices at the locations listed above. Any statements contained herein concerning a provision of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents, which have been previously filed by the company with the Commission (File No. 0-18106) pursuant to the Exchange Act, are incorporated herein by reference:

         (1) The company's Annual Report on Form 10-K for the year ended September 30, 1994.

         (2) The company's Annual Meeting Notice and Proxy Statement dated January 30, 1995, issued in connection with the Annual Meeting of Stockholders held on February 28, 1995.

         (3) The company's Joint Proxy Statement/Prospectus constituting a part of the Registration Statement on Form S-4 filed by Exide with the Securities and Exchange Commission (Registration No. 33-88324), filed on January 6, 1995.

         (4) The company's Quarterly Reports on Form 10-Q for the quarters ended December 31, 1994, March 31, 1995 and June 30, 1995.

         (5) The company's Current Reports on Form 8-K filed on October 18, 1994, February 22, 1995 and October 20, 1995.

         (6)      The company's Current Report on Form 8-K/A dated April 24,
                  1995.

         (7) The description of the Common Stock of the company appearing in the company's Registration Statement on Form 8-A filed pursuant to Section 12(g) of the Exchange Act, File No. 0-18106.

         All documents filed by the company with the Commission pursuant to Sections 13(a) and 13(c) of the Exchange Act and any definitive proxy statements so filed pursuant to Section 14 of the Exchange Act and any reports filed pursuant to Section 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed documents which is incorporated by reference herein modifies or supersedes such earlier statement. Any such statements so modified or superseded shall not be deemed, except as to so modified or superseded, to constitute a part of this Prospectus.

The company will furnish without charge upon written or oral request to each person to whom a copy of this Prospectus is delivered, including any beneficial owner, a copy of any or all of the documents specifically incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests should be made to: Marty R. Kittrell, Chief Financial Officer, 8521 Six Forks Road, Raleigh, North Carolina 27615, (919) 872-3020.

                                   THE COMPANY

         Exide Electronics Group, Inc. ("Exide Electronics" or the "company") designs, manufactures, markets and services a broad line of uninterruptible power systems ("UPS") and related equipment, and power management and facilities monitoring software. UPS products protect computers and other sensitive electronic equipment against electrical power distortions and interruptions by continuously cleaning and conditioning electrical power and providing temporary backup power from batteries in the event of an outage. The company's broad range of UPS products include small systems for use with personal computers, workstations, client/server platforms, local and wide area networks (LANS and WANs), and large standard or custom systems for use with mainframe computers, data centers and similar applications. The company's power management software products monitor, track, and communicate electrical power data and other related environmental events in an enterprise's power, network, and computer systems infrastructure that can threaten performance of information technology ("IT") systems, thereby giving network and facilities managers the ability to control their IT and power systems more effectively.

         Exide Electronics was incorporated as a Delaware corporation in 1979. The company conducts its business through several subsidiaries, and references to "the company" or "Exide Electronics" herein also refers to the company's subsidiaries, except where the context indicates otherwise. The company's principal executive offices are located at 8521 Six Forks Road, Raleigh, North Carolina 27615, and its telephone number is (919) 872-3020.


                                  RISK FACTORS

         In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Stock offered hereby.

Challenges Relating to the Integration of IPM

         During the second quarter of fiscal 1995, the company completed its acquisition of International Power Machines Corporation ("IPM"), a manufacturer of UPS products similar to those of the company, headquartered in Dallas, Texas. The anticipated benefits of the acquisition of IPM will not be achieved unless Exide Electronics and IPM are combined in a smooth, timely and efficient manner. The combination will require integration of each company's development, administrative, finance, purchasing, manufacturing, sales and marketing organizations, as well as the integration of each company's product offerings and the coordination of their sales efforts. The transition to a combined company will require substantial attention from a newly integrated management team, which has not worked together previously and has limited experience in integrating companies. Further, both companies' customers will need to be reassured that product support will continue uninterrupted. The diversion of management attention and any difficulties encountered in the transition process could have an adverse impact on the revenue and operating results of the combined company. Additionally, attempts to achieve economies of scale through cost reduction efforts may, at least in part in the short term, have an adverse impact upon the combined company's operations.

Possible Future Significant Fluctuation in Operating Results and Quarterly Performance

         The company's quarterly operating results have fluctuated significantly. Quarterly results depend upon the timing of product shipments and major systems implementation services which can be influenced by a number of factors, some of which are beyond the company's control. This is particularly true for large, customized systems. The company has experienced seasonal fluctuations in revenues and operating results on a quarter-to-quarter basis. The fourth quarter typically has produced the largest portion of the company's revenues and income. The company believes that the fourth quarter results reflect increased shipments resulting from sales and management incentives which are tied to annual sales performance, and increased sales prompted by weather-related power disturbances during the spring and summer months. The first quarter has typically produced the smallest portion of the company's revenues and income, so that there has been a historical reduction in the company's first quarter results as compared to the previous fiscal year's fourth quarter. During fiscal years 1994 and 1993, revenues increased for each quarter within the applicable year, but revenues for the first quarter were lower than revenues for the fourth quarter of the prior year.

         Selling, general and administrative, and research and development expenditures are incurred to support projected annual sales. These expenses do not necessarily vary proportionately with revenues on a quarterly basis. As a result, variations in quarterly revenues may not be accompanied by an equivalent change in expenses; therefore, operating margins can vary significantly between quarters.


Competition

         The UPS industry is subject to vigorous competition. The company competes, and will continue to compete, with several U.S. and foreign firms (certain of which are larger and have greater resources than the company) with respect to small and large UPS products, both on a worldwide basis and in various geographic regions and individual UPS product and application niches. Among such competitors are a division of Emerson Electric Co. a company which is larger than Exide Electronics, and American Power Conversion Corporation, a company which is a dominant manufacturer and seller of small UPS products on a worldwide basis.

Small Systems Product and Distribution Uncertainties

         The company's participation in the small UPS products segment of the overall UPS industry is characterized by rapid technological change, frequent new product introductions and short product life cycles. The future success of the company will depend primarily upon its continued ability to design, manufacture and market products incorporating new technological developments that address the changing needs of its customers on a cost-effective and timely basis. There can be no assurance that the company will be able to produce successful products or that new products will achieve market acceptance.

         In addition, distribution channels for personal computers, workstations, local area networks, and ancillary equipment, including UPS products, have been characterized by rapid change. These changes include the emergence of new distribution channels, such as telemarketing, mass merchandisers and new types of resellers and distributors. To date, the company has depended on original equipment manufacturers, distributors and value-added resellers for sales of its smaller UPS products. Competition for access to existing and new distribution channels is intense. Moreover, the availability of software and end user support programs also are important to sales. There can be no assurance that the distribution channels for the company's small systems will continue to be effective, that the company will be able to continue to develop new distribution channels, or that the company will be able to adapt to future changes in distribution or will have the software and end user support programs needed to compete successfully for sales of smaller UPS products.

No Anticipated Stockholder Distributions

         The company's existing credit facilities restrict payment of cash or property dividends if such payment would cause a default under the operative credit agreements. The company currently intends to retain all of its earnings for use in its business and, therefore, does not anticipate paying cash dividends on its common stock in the foreseeable future.

Reliance on Key Personnel

         The company is dependent upon the efforts and abilities of a number of its current key management, sales, support and technical personnel. The success of the company in the future will depend to a large extent upon its continuing ability to retain and attract key employees. The loss of certain of these employees or an inability to retain or attract key employees in the future could have an adverse affect upon the company's future operations.

Possible Volatility of Stock Price

         During calendar year 1995, the reported sale price of the Common Stock has ranged from a low of $15 per share to a high of $25.50 per share. The market price of the Common Stock may continue to fluctuate over time due to, among other things, the relatively small size of the company's stockholder base.

Dependence of Exide Electronics on Sales to the Federal Government; Government Contract Matters

         Sales to the United States Federal government accounted for approximately 28% and 33% of total revenues for the nine months ended June 30, 1995 and 1994, respectively, and approximately 33% and 35% of total revenues for the years ended September 30, 1994 and 1993, respectively. A significant portion of the company's sales to the Federal government in recent years have been under a five-year contract awarded to the company by the Air Force Logistics Command in May 1988 following a competitive procurement. As of June 30, 1995, a significant portion of the company's backlog relates to orders received under this contract from the Federal Aviation Administration ("FAA"). The period during which orders could be placed under this contract expired in May 1993. Expiration of this contract does not affect orders received prior to expiration, and delivery on the remainder of such orders, which consists primarily of site implementation services for the FAA, is currently planned through fiscal 1997.

         During the third quarter, the company received an additional $50 million of supplemental time and materials funding from the FAA under the multi-year ARTCC Modernization program. To date, the company has received approximately $350 million of funding under this program. The company was also awarded a large requirements contract with the Air Force Air Logistics Command during this time period, which has an evaluated value of more than $600 million over a five year period. Actual revenues under this contract will depend on the specific purchases, if any, of the Air Force and other governmental agencies which can use the contract during the contract period. The company is currently awaiting the completion of the post-award process, including the resolution of protests of the award by competitors. There can be no guarantee that the company will prevail in defending the award. However, the company can sell its products and services to the Federal government through its four existing Navy contracts, through its General Services Administration Schedule, and potentially in a subcontractor capacity or through the award of other new contracts.

         The company's contracts with the Federal government have no significant minimum purchase commitments, and the government may cease purchases under these contracts at any time for any reason. These contracts are subject to termination for the convenience of the government pursuant to the terms of the contracts. The company's compliance with government contract regulations is audited or reviewed from time to time by government auditors, who have the right to audit the company's records and the records of its subcontractors during and after completion of contract performance. Under Federal government regulations, certain costs are not allowable as costs for which the government will reimburse the company. Government auditors may recommend that certain charges be treated as unallowable and reimbursement be made to the government. In addition, as part of the company's internal control practices, the company performs regular internal reviews of its charges to the government. In connection with such reviews, the company may make voluntary refunds to the government for certain unallowable or inadvertent charges, which are brought to the government's attention by the company. The company provides for estimated unallowable charges and voluntary refunds in its financial statements, and believes that its provisions are adequate as of June 30, 1995.

Foreign Currency Exposures

         International sales accounted for approximately 32% and 26% of total revenues for the nine months ended June 30, 1995 and 1994, respectively, and approximately 25% and 22% of total revenues for the years ended September 30, 1994 and 1993, respectively. The company's international sales include sales to Latin America, which accounted for about 24% and 28% of total international sales for the nine months ended June 30, 1995 and 1994. Those sales have been affected by sometimes unstable economic conditions, including currency devaluations against the dollar. Continuing unfavorable economic conditions could adversely impact results in this region.

         A significant portion of the company's international sales are denominated in foreign currencies. As of June 30, 1995, approximately 18% of the company's total assets were located outside the United States, primarily in Canada and Europe. Significant fluctuations in foreign currency exchange rates can result in gains or losses on foreign currency transactions, which are recorded in the company's consolidated statement of operations. Fluctuations in the recorded value of the company's net investment in its international subsidiaries resulting from changes in foreign exchange rates are recorded in the cumulative translation adjustments component of common shareholders' equity. The company hedges these risks using a combination of natural hedges such as foreign currency denominated borrowings and, from time to time, foreign currency financial instruments. European, Canadian and Japanese currencies have been especially volatile over the last two years. As of June 30, 1995, the company had accounts receivable and accounts payable totaling approximately $8 million that were exposed to fluctuations in exchange rates. These balances are spread among various currencies, primarily the French franc.

         For the first nine months of fiscal 1995, the company had foreign exchange transaction gains of approximately $79,000, as compared to gains of approximately $17,000 in the same period of fiscal 1994, and the change in the cumulative translation adjustments account increased the recorded value of common shareholders' equity by $267,000 from September 30, 1994 to June 30, 1995. For fiscal 1994, the company had foreign exchange transaction losses of approximately $257,000, as compared to losses of approximately $221,000 in 1993, and the change in the cumulative translation adjustments account increased the recorded value of common shareholders' equity by $154,000 from September 30, 1993 to September 30, 1994.

Concentration of Stock Ownership

         Exide Electronics' executive officers and directors (and their affiliates) own or have the right to acquire approximately 22% of the outstanding Common Stock as of the date hereof. Accordingly, officers and directors of the company (and their affiliates) may have the ability to control the company. One of the company's directors, Chiaki Tanaka, is an officer of JSB and, accordingly, the 595,273 shares of Common Stock held by JSB as a result of the JSB Transaction, in addition to the 50,000 shares of Common Stock previously acquired by JSB, are included in this percentage. Further, on October 23, 1995, the holders of the company's convertible notes exercised their right to convert all of the outstanding notes into approximately 1,140,000 shares of Common Stock, or approximately 12% of the Common Stock outstanding as of the date hereof. In addition, sales of a substantial number of shares of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices of the Common Stock.


Provisions Affecting Changes in Control

         Certain provisions of Exide Electronics' Certificate of Incorporation and By-laws could have the effect of delaying, deferring or preventing a change in control of the company. These provisions include: (i) the restriction on written consents in lieu of meetings of the stockholders; (ii) the division of the Board of Directors into three classes; (iii) the requirement of the approval of the holders of at least 80% of the shares of Common Stock for consummation of certain corporate transactions under certain circumstances; and (iv) the authorization of unissued "blank check" preferred stock. Exide Electronics has adopted a stockholder rights plan and is subject to Section 203 of the Delaware General Corporation Law, which regulates transactions with certain stockholders owning 15% or more of a corporation's capital stock.

                              SELLING STOCKHOLDERS

         This Prospectus covers the offer and sale by each Selling Stockholder of the Common Stock that was issued to each such Selling Stockholder in connection with either the GSE Transaction (such holders being referred to as the "GSE Selling Stockholders") or the JSB Transaction. GSE, a company incorporated under the laws of England, was acquired by the company on September 29, 1994, through MPL Powerware Systems Limited ("MPL"), the company's wholly-owned England based subsidiary. The GSE Selling Stockholders, who owned collectively all of the outstanding share capital of GSE prior to its acquisition by MPL, received, in aggregate, 45,751 shares of the company's Common Stock as part of the GSE Transaction.

         In the JSB Transaction, JSB purchased 5,100 shares of the company's Series D Convertible Preferred Stock and 4,900 shares of the company's Series E Convertible Preferred Stock in a private placement pursuant to the terms of the Preferred Stock Agreement. On July 1, 1995, JSB exercised its rights under the Preferred Stock Agreement to convert all of its outstanding Series D and Series E Preferred Stock into 595,273 shares of the company's Common Stock.

         Set forth below are the names of each Selling Stockholder on the date hereof, the nature of any position, office or other material relationship that the Selling Stockholder has had within the past three years with the company or any of its predecessors or affiliates, the number of shares of Common Stock owned by each such Selling Stockholder as of the date hereof, the number of such shares that may be offered and sold by each such Selling Stockholder hereunder, and (if one percent or more) the percentage of Common Stock to be owned by each such Selling Stockholder upon the completion of the offering if all Common Stock offered by such Selling Stockholders are sold.

---------------------------------------- ---------------- -------------------- ----------------- ---------------------
                                          Ownership of    Shares Offered for      Ownership       Percent of Common
                                          Common Stock          Selling        of Common Stock    Stock Outstanding
                                            Prior to         Stockholder's          After         After Offering(1)
Name                                        Offering              Account        Offering(1)
---------------------------------------- ---------------- -------------------- ----------------- ---------------------
Tony Peter Stuart Goodchild(2)                9,151              9,151                     0              *
---------------------------------------- ---------------- -------------------- ----------------- ---------------------
Carol Elizabeth Amans(3)                     18,300             18,300                     0              *
---------------------------------------- ---------------- -------------------- ----------------- ---------------------
Gilbert Stuart Goodchild(4)                  18,300             18,300                     0              *
---------------------------------------- ---------------- -------------------- ----------------- ---------------------
Japan Storage Battery Co., Limited(5)       645,273            595,273                50,000(5)           *
---------------------------------------- ---------------- -------------------- ----------------- ---------------------
         TOTAL                              691,024            641,024                50,000              *
---------------------------------------- ---------------- -------------------- ----------------- ---------------------

*        Indicates shares held are less than one percent of Common Stock outstanding.

(1)      Assumes all shares offered hereby are eventually sold.

(2)      Mr. Goodchild was a shareholder and executive officer of GSE prior to GSE's acquisition by
         MPL.  Upon consummation of the acquisition of GSE by MPL, GSE became a wholly-owned subsidiary of MPL. Mr. Goodchild entered into an employment agreement with MPL to serve as an officer of
         GSE for a period of two years.  In connection with the acquisition of GSE, the company and Mr.
         Goodchild entered into a Registration Rights Agreement.  See "Plan of Distribution."
(3)      Ms. Amans was a shareholder and executive officer of GSE prior to GSE's acquisition by MPL.
         Upon consummation of the acquisition of GSE by MPL, GSE became a wholly-owned subsidiary of
         MPL.  Ms. Amans entered into an employment agreement with MPL to serve as an officer of GSE for a period of six months.  In connection with the acquisition of GSE, the company and Ms. Amans entered into a Registration Rights Agreement.  See "Plan of Distribution."
(4)      Mr. Goodchild was a shareholder and executive officer of GSE prior to GSE's acquisition by
         MPL.  Upon consummation of the acquisition of GSE by MPL, GSE became a wholly-owned subsidiary of MPL.  Mr. Goodchild entered into an employment agreement with MPL to serve as an officer of
         GSE for a period of two years. In connection with the acquisition of GSE, the company and Mr.
         Goodchild entered into a Registration Rights Agreement.  See "Plan of Distribution."
(5)      Mr. Chiaki Tanaka, an officer of JSB, currently is and has been a Director of the company since 1992.
         Pursuant to the terms of the Preferred Stock Agreement, JSB was granted certain registration rights with respect to its shares of Common Stock. See "Plan of Distribution.  Mr. Tanaka, as an officer of
         JSB, has shared voting and investment power over such shares. Mr. Tanaka disclaims beneficial ownership of such shares. In connection with the JSB Transaction, JSB also entered into a Stockholder Agreement with the company, whereby it agreed to vote its shares of Common Stock in accordance with the recommendations of the company's Board of Directors or to abstain from voting. Under the terms of the Stockholders Agreement,
         JSB also agreed for a period of five years from its initial purchase of Series D Preferred Stock, to limit its holdings of the company's capital stock to less than 20% of the company's outstanding voting stock and agreed not to sell any of its voting stock to any person or entity that owned directly or indirectly more than 5% of the company's outstanding Common Stock(except for sales to any person or entity that was a 5%
         stockholder as of January 30, 1992). The provisions of the Stockholder Agreement generally terminate after five years. Fifty thousand shares were acquired by JSB in the public market at the time of the company's initial public offering.

                              PLAN OF DISTRIBUTION

         The company will not receive any proceeds from the sale of Common Stock owned by the Selling Stockholders. Each of the Selling Stockholders may sell his or its shares of Common Stock directly or through broker-dealers or underwriters who may act solely as agents, or who may acquire shares as principals. The distribution of the shares may be effected in one or more transactions that may take place through the Nasdaq National Market or any national securities exchange on which the Common Stock is approved for listing in the future, including block trades or ordinary broker's transactions, or through privately negotiated transactions, or through an underwritten public offering, or in accordance with Rule 144 under the Securities Act, through a combination of any such methods of sale, at market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Stockholders in connection with such sales.

         The aggregate proceeds to the Selling Stockholders from the sale of Common Stock so offered will be the purchase price of the Common Stock sold less the aggregate agents' commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by the company. The Selling Stockholders and any dealers or agents that participate in the distribution of Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of Common Stock by them and any commissions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

         The Selling Stockholders may effect transactions by selling Common Stock directly or through broker-dealers acting either as principal or as agent, and such broker-dealers may receive compensation in the form of usual and customary or specifically negotiated underwriting discounts, concessions or commissions from the Selling Stockholders.

         To the extent required, the specific shares of Common Stock to be sold, the names of the selling Stockholders, purchase price, public offering price, the names of any such agent, dealer or underwriter and any applicable commission or discount with respect to a particular offering will be set forth in an accompanying Prospectus Supplement.

         The Registration Rights Agreements entered into in connection with the GSE Transaction provide that the company shall maintain a "shelf" registration statement pursuant to Rule 415 under the Securities Act covering the sale of Registrable Shares (as defined in the Registration Rights Agreements) for a period of at least six months from the date hereof. Likewise, the Preferred Stock Agreement entered into in connection with the JSB Transaction provides that the company shall maintain a "shelf" registration statement pursuant to Rule 415 under the Securities Act covering the sale of Registrable Securities (as defined in the Preferred Stock Agreement). The obligation to maintain the "shelf" registration under the terms of the Preferred Stock Agreement is not limited in duration. Under the Registration Rights Agreements and the Preferred Stock Agreement, the company has agreed to bear certain expenses of registration of the Common Stock under the federal and state securities laws (currently estimated to be $60,000) and of any offering and sale hereunder not including certain expenses such as commissions or discounts of underwriters, dealers or agents and fees attributable to the sale of such Common Stock.

         Pursuant to the Registration Rights Agreements and the Preferred Stock Agreement, the company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Selling Stockholders may be required to make in respect thereof.


                                     EXPERTS

         The consolidated financial statements of Exide Electronics Group, Inc. appearing in Exide Electronics Group, Inc.'s Annual Report on Form 10-K for the year ended September 30, 1994, and the company's restated consolidated financial statements for the years ended September 30, 1994, 1993 and 1992 on Form 8-K dated October 20, 1995 issued in connection with the company's acquisition of IPM, have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                                  LEGAL MATTERS

        Certain legal matters have been passed upon for the company by Smith Helms Mulliss & Moore, L.L.P., Raleigh, North Carolina.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the various expenses to be paid by Exide Electronics Group, Inc. in connection with the issuance and distribution of the securities being registered hereby.

         Securities and Exchange Commission registration fee                    $  4,449
         NASD listing fee                                                       $      -
         Fees and expenses of counsel for Exide Electronics                     $ 25,000
         Fees and expenses of independent auditors for Exide Electronics        $ 10,000
         Blue Sky fees and expenses                                             $  7,500
         Printing Expenses                                                      $  6,000
         Miscellaneous                                                          $  7,051
                                                                                --------
           Total                                                                $ 60,000
                                                                                ========

ITEM 15.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Under Section 145 of the General Corporation Law of the state of Delaware ("Delaware Law"), a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation's request in such capacities with another enterprise, against expenses (including attorney's fees), as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. Delaware Law provides, however, that such person must have acted in good faith and in a manner he or she reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, Delaware Law does not permit indemnification in any action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

         Article 11 of Exide Electronics' Certificate of Incorporation and
Article 10 of Exide Electronics' Bylaws provide, under certain circumstances, for the indemnification of Exide Electronics' present or former directors, officers, employees, agents and persons who, at the request of Exide Electronics, are or were serving in a similar capacity for another corporation or entity. These Articles also allow the Board of Directors to purchase and maintain insurance on behalf of Exide Electronics' present or former directors, officers or persons who are or were serving at the request of Exide Electronics as a director or officer or another corporation or entity. Copies of Article 11 of Exide Electronics' Certificate of Incorporation and Article 10 of Exide Electronics' Bylaws are filed as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         (a)      Exhibits

Exhibit
Number   Exhibit Description

4.1 Registration Rights Agreement between Exide Electronics Group, Inc. and Gilbert Stuart Goodchild, dated September 29, 1994.

4.2 Registration Rights Agreement between Exide Electronics Group, Inc. and Carol Elizabeth Amans, dated September 29, 1994.

4.3 Registration Rights Agreement between Exide Electronics Group, Inc. and Tony Peter Stuart Goodchild, dated September 29, 1994.

4.4 Preferred Stock Purchase Agreement, dated as of July 10, 1992, relating to the purchase of 5,100 shares of the company's Series D Preferred Stock by Japan Storage Battery Co., Ltd., (filed as Exhibit 4a to the company's Current Report on Form 8-K, File No. 0-18106, for the event on July 10, 1992, and incorporated herein by reference).

4.5 Preferred Stock Purchase Agreement, dated as of December 10, 1992, relating to the purchase of 4,900 shares of Exide Electronics' Series E Preferred Stock by Japan Storage Battery Co., Ltd. (filed as Exhibit 4o to Exide Electronics' Annual Report on Form 10-K, File No. 0-18106, for the fiscal year ended September 30, 1992, and incorporated herein by reference).

4.6 Stockholder Agreement, dated as of July 10, 1992, relating to the purchase of 5,100 shares of Exide Electronics' Series D Preferred Stock by Japan Storage Battery Co., Ltd. (filed as
                  Exhibit 4c to Exide Electronics' Current Report on Form 8-K, File No. 0-18106, for the event on July 10, 1992, and incorporated herein by reference).

5                 Opinion of Smith Helms Mulliss & Moore, L.L.P.

23.1 Consent of Arthur Andersen LLP, as independent public accountants of Exide Electronics.

23.2 Consent of Smith Helms Mulliss & Moore, L.L.P. (included in their opinion filed as Exhibit 5).

24                Powers of Attorney (included on signature page)

99.1 Article 11 of Exide Electronics' Certificate of Incorporation (filed as Exhibit 99(b) to Exide Electronics' Registration Statement on Form S-3, File No.33-64818, and incorporated herein by reference).

99.2 Article 10 of Exide Electronics' Bylaws(filed as Exhibit 99(d) to Exide Electronics' Registration Statement on Form S-3, File No. 33-64818, and incorporated herein by reference).

ITEM 17.  UNDERTAKINGS

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement.

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; provided, however, that any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that the undertakings set forth in paragraphs (i) and (ii) also shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions described under Item 15 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina on November 3, 1995.

                                        EXIDE ELECTRONICS GROUP, INC.

                                        By:/s/ JAMES A. RISHER
                                           James A. Risher
                                           President and Chief Executive Officer


         KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and directors of Exide Electronics Group, Inc., hereby severally constitute James A. Risher and Marty R. Kittrell and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement filed herewith and any and all amendments to said Registration Statement, and generally to do all such things in our names and in our capacities as officers and directors to enable Exide Electronics Group, Inc. to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signature as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


Date:November 3, 1995                    /s/CONRAD A. PLIMPTON
                                         Conrad A. Plimpton
                                         Chairman of the Board of Directors


Date:November 3, 1995                    /s/LANCE L. KNOX
                                         Lance L. Knox
                                         Vice Chairman of the Board of Directors


Date:November 3, 1995                    /s/MARTY R. KITTRELL
                                         Marty R. Kittrell
                                         Vice President, Chief Financial
                                         Officer, and Treasurer

Date:November 3, 1995                    /s/WAYNE L. CLEVENGER
                                         Wayne L. Clevenger
                                         Director


Date:November 3, 1995                    /s/RON E. DOGGETT
                                         Ron E. Doggett
                                         Director


Date:November 3, 1995                    /s/JAMES E. FOWLER
                                         James E. Fowler
                                         Director


Date:November 3, 1995                    /s/DAVID J. MCLAUGHLIN
                                         David J. McLaughlin
                                         Director


Date:November 3, 1995                    /s/JAMES A. RISHER
                                         James A. Risher
                                         Director


Date:November 3, 1995                    /s/CHIAKI TANAKA
                                         Chiaki Tanaka
                                         Director